Donner Minerals Ltd.

Consolidated Financial Statements
For The Years Ended February 28, 2003 and 2002

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	February 28,	February 28,
	2003	2002

ASSETS		(restated - note 3)

Current
Cash and cash equivalents	$ 1,229,989	$ 206,693
Marketable securities and short term investments (note 5)	1,037,092	1,050,820
Amounts receivable	13,770	23,341
Advances for exploration	480,173	349,340
Deposits and prepaid expenses	4,862	5,938

	2,765,886	1,636,132

Property, plant and equipment (note 6)	44,075	31,442

Investments (note 7)	61,625	61,516

Mineral properties (note 8)	2,603,641	2,643,441

	$ 5,475,227	$ 4,372,531

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 203,943	$ 88,608

Non-controlling interest (note 4)	420,559	425,641

	624,502	514,249

SHAREHOLDERS' EQUITY

Share capital (note 9)	35,971,592	32,230,487

Contributed surplus (note 10)	163,460	46,900

Deficit	(31,284,327)	(28,419,105)

	4,850,725	3,858,282

	$ 5,475,227	$ 4,372,531

Commitments: notes 7, 8 and 14

Approved by the Directors:

"Harvey Keats"

"David Patterson"

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Deficit
(Canadian Dollars)

	Cumulative from
	March 1, 1994 to	Year ended	Year ended
	February 28,	February 28,	February 28,
	2003	2003	2002

	(restated - note 3)		(restated - note 3)
Accumulated deficit during the exploration
stage, beginning of year
As reported	$ -	$ (15,012,219)	$ (14,140,293)
Adjustment to reflect change in accounting
policy (note 3)	-	(12,604,781)	(12,382,014)

As restated	-	(27,617,000)	(26,522,307)

Net loss	(30,482,222)	(2,865,222)	(1,094,693)

Accumulated deficit during the exploration
stage, end of year	(30,482,222)	(30,482,222)	(27,617,000)

Deficit prior to commencement of the
exploration stage	(802,105)	(802,105)	(802,105)

Deficit	$ (31,284,327)	$ (31,284,327)	$ (28,419,105)

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)

	Cumulative from
	March 1, 1994 to	Year ended	Year ended
	February 28,	February 28,	February 28,
	2003	2003	2002

	(restated - note 3)		(restated - note 3)
Expenses
Administration & management fees	$ 2,723,599	$ 676,500	$ 244,500
Amortization	134,628	14,834	12,467
Consulting fees	138,557	67,600	70,957
Exploration expenditures (note 3) (schedule)	13,812,228	1,168,217	222,767
Filing and transfer agent fees	203,957	29,953	12,489
Office and miscellaneous	1,353,879	221,539	61,373
Professional fees	1,641,477	106,967	97,584
Promotion	1,474,663	285,049	87,844
Rent	337,804	49,200	16,800
Salaries and stock-based compensation	1,021,528	116,560	-
Telephone & communications	222,329	36,128	23,341
Travel	946,733	112,429	101,133
Less: operator's fee	(457,648)	-	-
Less: interest income	(873,503)	(75,512)	(98,711)

Loss before other items	(22,680,231)	(2,809,464)	(852,544)

Other items
Non-controlling interest	11,151	5,083	6,068
Loss on sale of marketable securities	(231,451)	-	-
Loss on disposal of capital assets	(13,129)	(5,896)	-
Writedown of marketable securities	(699,230)	(11,691)	(16,254)
Writedown of investment	(3,791,980)	(43,254)	(231,963)
Write-off of mineral properties	(3,075,319)	-	-
Write-off of goodwill	(2,033)	-	-

Net Loss	$(30,482,222)	$ (2,865,222)	$ (1,094,693)

Basic and diluted loss per share		$ (0.05)	$ (0.02)

Weighted average number of common shares outstanding		56,255,479	46,261,873

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

	Cumulative from March 1,	Year ended	Year ended
	1994 to February 28,	February 28,	February 28,
Cash provided by (used for):	2003	2003	2002

	(restated - note 3)		(restated - note 3)
Operating activities
Net loss	$ (30,482,222)	$ (2,865,222)	$ (1,094,693)
Items not involving cash:
Amortization	134,628	14,834	12,467
Salaries and stock-based compensation	116,560	116,560	-
Loss on sale of marketable securities	231,451	-	-
Loss on disposal of capital assets	13,129	5,896	-
Writedown of marketable securities	699,230	11,691	16,254
Writedown of investment	3,791,980	43,254	231,963
Write-off of mineral properties	3,075,319	-	-
Accrued interest income	(33,317)	(23,363)	3,344
Minority interest	(11,151)	(5,083)	(6,068)
Write-off of goodwill	2,033	-	-
Changes in non-cash operating
working capital items (note 12)	(633,468)	(4,851)	(283,904)

	(23,095,828)	(2,706,284)	(1,120,637)

Financing activities
Advances to affiliated companies	(431,337)	-	-
Investment from minority interest	23,310	-	23,310
Common shares issued for cash	32,836,506	3,741,105	323,450

	32,428,479	3,741,105	346,760

Investing activities
Recovery of (expenditures on) mineral property acquisitions	(5,693,090)	39,800	(41,100)
Purchases of property, plant and equipment	(232,954)	(33,363)	(3,900)
Long term investments	(300,000)	(20,000)	-
Purchase of marketable securities and short term investments	(3,336,916)	-	-
Sale of marketable securities and short term investments	1,460,298	2,038	466,196

	(8,102,662)	(11,525)	421,196

Increase (decrease) in cash	1,229,989	1,023,296	(352,681)

Cash and cash equivalents, beginning of year	-	206,693	559,374

Cash and cash equivalents, end of year	$ 1,229,989	$ 1,229,989	$ 206,693

See note 12 for non-cash financing and investing activities.

DONNER MINERALS LTD. (An exploration stage company) Notes to the Consolidated Financial Statements February 28, 2003 (Canadian Dollars)
1.    Nature of Operations

During the fiscal year ended February 28, 1995, the Company was reactivated, with its focus being the mineral exploration and development industry. As this included the commencement of the Company’s development stage of operations, the cumulative figures presented on the statements of operations and cash flows are for the period March 1, 1994 to February 28, 2003.

The Company is in the process of exploring and developing its mineral properties and has not determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the property or proceeds from disposition.

2.    Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a)    Principles of consolidation
The consolidated financial statements include the accounts of the Company and its 76.69% owned subsidiary, SVB Nickel Company Ltd. (see note 4). Inter-company transactions have been eliminated.

(b)    Cash and cash equivalents
Cash and cash equivalents include short term money market instruments with terms to maturity, at the date of issue, not exceeding ninety days.

(c)    Marketable securities and short term investments
Marketable securities consist of common shares of publicly traded companies. The marketable securities are carried at lower of cost and market value. Short term investments consist of money market instruments with terms to maturity, at the date of issue, greater than ninety days.

(d)    Property, plant and equipment
Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer software 100% declining balance per annum
Computer hardware 30% declining balance per annum
Office furniture and equipment 20% declining balance per annum

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

(e)    Mineral properties
All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

2.    Significant Accounting Policies (cont’d)

Gains and losses are recognized on property dispositions when the value of the consideration received exceeds and is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

The Company regularly reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

(f)    Investments
Investments are carried at cost. Where in management’s opinion there has been a loss in value that is other than a temporary decline, the carrying value is reduced to estimated realizable value.

(g)    Loss per share
Basic earnings per common share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments.

(h)    Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(i)     Financial instruments
The carrying values of cash and cash equivalents, amounts receivable, advances for exploration and accounts payable and accrued liabilities reflected in the balance sheets approximate their respective fair values. The fair value of marketable securities and short term investments and investments is disclosed in notes 5 and 7, respectively.

(j)    Stock-based compensation
The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments , effective March 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

2.    Significant Accounting Policies (cont’d)

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased, the excess of consideration paid over the carrying amount of the stock option is charged to deficit.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

(k)    Income taxes
Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(l)    Comparative figures
The Comparative consolidated financial statements have been reclassified , where applicable, to conform with the presentation adopted in the current period.

3.    Change in Accounting Policy

Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company’s operations and financial position. This change, which has been applied retroactively with restatement of prior years, increased net loss for the year by $926,699 (2002 - $222,767) and loss per share by $(0.02) (2002 - $Nil) and as at February 28, 2003 increased advances for exploration by $480,173 and deficit by $13,531,230, decreased mineral properties by $16,557,177 and non-controlling interest by $2,544,910.

4.    Acquisition of Subsidiary

On April 3, 2001, the Company entered into a purchase and sale agreement with Cypress Development Corp. ("Cypress"), NDT Ventures Ltd. ("NDT"), Rcom Venture Corp. ("Rcom") and UC Resources Ltd. ("UC") (collectively "the Participants"). Pursuant to the terms of the agreement, all of the Participants with the exception of the Company, sold all of their respective interests in the South Voisey Bay area to SVB Nickel Company Ltd. ("SVBN"). The Company sold all of its South Voisey Bay interests to SVBN with the exception of the Major General and Northern Abitibi joint venture properties. Each of the Participants were issued one common share of SVBN for each dollar of assessment credit filed with the Department of Mines and Energy of the Government of Newfoundland and Labrador attributable to that Participant. Accordingly, SVBN issued 12,666,519 common shares at a deemed value of $12,666,519 to the Participants.

SVBN is wholly owned by the Participants. During the year ended February 28, 2003, UC purchased all of Rcom’s interest in SVBN. The ownership of SVBN is as follows:

4.    Acquisition of Subsidiary (cont’d)

The Company 76.69%
Cypress 11.36%
NDT 6.55%
UC 5.40%

During the year ended February 28, 2002, SVBN demanded a $100,000 cash call to its shareholders. The cash call was met by the shareholders contributing their proportionate share of the $100,000. Accordingly, the Company contributed $76,690 and in turn received 76,690 shares of SVBN. As at February 28, 2002 and 2003, SVBN has issued 12,766,519 common shares valued at $12,766,519.

5.    Marketable securities and short term investments

			Lower of		Lower of
			Cost and	Market	Cost and	Market
	Type of		Market	Value	Market	Value
	Security	Number	2003	2003	2002	2002

CBX Ventures Inc.	Common	46,250	$ -	$ -	$ 4,162	$ 4,625
Curlew Lake
Resources Inc.	Common	200,000	10,000	16,000	12,000	12,000
Mesa Resources Inc.	Common	15,797	1,580	3,475	7,109	7,109

			11,580	19,475	23,271	23,734
Money Market Instrument			1,025,512	1,025,512	1,027,549	1,027,549

			$ 1,037,092	$ 1,044,987	$ 1,050,820	$ 1,051,283

6.    Property, plant and equipment

	2003			2002

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer hardware	$ 65,404	$ 41,054	$ 24,350	$ 18,936
Computer software	10,342	5,171	5,171	-
Office equipment and furniture	44,321	29,767	14,554	12,506

	$ 120,067	$ 75,992	$ 44,075	$ 31,442

7.    Investments

	Type of Security	Number	2003	2002

Knight Resources Ltd.	Common shares	35,250	$ 3,525	$ 3,525
	Private placement	200,000	20,000	-
Knight Resources Ltd.	11% convertible debenture	280,000	38,100	57,991

			$ 61,625	$ 61,516

(a)    As at February 28, 2003, the Company owns 35,250 common shares of Knight Resources Ltd. ("Knight"), formerly Knight Petroleum Corp. with a market value of $7,755 (2002 - $8,460). Knight has directors and officers in common with the Company. The Company has also subscribed for, through a private placement, 8,000,000 units of Knight at a total cost of $800,000 with a market value of $1,760,000 at February 28, 2003. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the Company to purchase one additional common share of Knight at a price of $0.15 expiring on March 25, 2005. As at February 28, 2003, the Company has advanced Knight $20,000 for this private placement. See note 11 and 14.

(b)    As at February 28, 2003, the Company holds a $280,000 convertible debenture of Knight that pays interest at 11% on a semi-annual basis and is due May 3, 2005. Accrued interest amounts to $25,355 at February 28, 2003. Knight has the right to redeem the whole or less than the whole of the principal and accrued interest at any time before maturity. The debentures are secured by a first charge against all of Knight’s assets. The conversion price is $1.40 until May 3, 2003 and increases to $1.60 until May 3, 2004 and $1.80 until May 3, 2005.

During fiscal 2003, the Company wrote down the carrying value of this investment by $43,254 (2002 - $231,963) to better reflect its market value. Using the $1.40 conversion price and the price of Knight’s stock at February 28, 2003, the market value of the investment is $47,984 (2002 - $57,991). See note 11 and 14.

8.    Mineral Properties

The Company’s mineral properties are comprised of wholly owned mineral claims and interests in joint venture agreements in South Voisey Bay, Labrador and an option earn-in agreement in Stephens Lake, Manitoba, Canada. Although the Company holds some interests in mineral properties through joint venture agreements, none of the operations are carried on through joint venture entities.

South Voisey Bay Properties

The Company’s South Voisey Bay properties (the "Combined Property") are comprised of the following:
i)    Twenty licences covering about 569 km 2 held 100% by SVBN with the exception of a 37.5 km 2 held 75% by SVBN (the "SVBN Property");
ii)    One licence covering about 39.5 km 2 owned 52.38% by the Company and 47.59% by Northern Abitibi (the "Donner/Northern Abitibi Property");
iii)    One Licence covering about 35.5 km² and owned 52.06% by the Company and 47.94% by Commander, formerly Major General, (the "Donner/Commander Property").

8.    Mineral Properties (cont’d)

On September 7, 2001, the Company announced an option earn-in agreement with Falconbridge Limited, whereby Falconbridge can earn a 50% interest in all of the Company’s South Voisey Bay properties by spending $23 million on exploration.

Falconbridge has the option to earn a 50% participating joint venture interest in each of the three Properties (the "Option") for a period from September 1, 2001 to December 31, 2006 (the "Option Period").
Falconbridge must incur the following expenditures on exploration and related work ("Expenditures") on or before the end of the Option Period in order to earn a 50% interest:
i)    In order to vest its 50% interest in the SVBN Property, Falconbridge is required to incur $14,000,000 of Expenditures on the SVBN Property.
ii) In order to vest its 50% interest in the Donner/Northern Abitibi Property, Falconbridge is required to incur $5,000,000 of Expenditures on the Donner/Northern Abitibi Property.
iii) In order to vest its 50% interest in the Donner/Commander Property, Falconbridge is required to incur $4,000,000 of Expenditures on the Donner/Commander Property.

In order to keep the Option in good standing, Falconbridge will incur a total of at least $2,000,000 of Expenditures on the Combined Property on or before December 31, 2002 (this commitment was met) and $2,000,000 in each of the subsequent calendar years during the Option Period on the Combined Property. Falconbridge may abandon its Option on one or more of the Properties or parts thereof at any time during the Option Period. Falconbridge will be the operator during the Option Period. A management committee has been formed comprising all of the parties to develop and finalize all exploration programs.

As at February 28, 2003, Falconbridge has spent a total of $2,340,729 on the South Voisey Bay properties. This amount includes $687,427 on geology, $904,834 on geophysics, $424,698 on drilling and $323,770 on other miscellaneous exploration costs. Included in the total number above is a 10% operator’s overhead charge of $212,794. This amount will not be paid by the Company but will go towards Falconbridge’s option earn-in requirements per the terms of the agreement.

TeckCominco Limited ("TeckCominco") is also a signatory to the agreement discussed above and retains its right to earn 50% of the Company’s interest in any deposits discovered and developed on the Combined Property, after adjusting for Falconbridge’s 50% interest in the property. TeckCominco can earn this interest by funding the Company’s share of feasibility costs and arranging the Company’s share of production financing.

As at February 28, 2003, the Company has outstanding share issuance commitments relating to the South Voisey Bay properties as follows:

(a)    A commitment to issue 100,000 shares upon incurring $1 million in exploration on the Turpin claims which are now included in the property held by SVBN. The Company has not yet triggered this commitment.

(b)    A commitment to issue 250,000 shares upon incurring $1 million in exploration on the Thistle II claims which are now included in the property held by SVBN. The Company has not yet triggered this commitment.

There are Net Smelter Royalty (‘NSR’) agreements on certain South Voisey Bay mineral licenses ranging up to 3%.

8.    Mineral Properties (cont’d)

Stephens Lake Property

On February 20, 2002, the Company entered into an option earn-in agreement with Falconbridge, whereby the Company can earn a 50% interest in Falconbridge’s Stephens Lake Property by incurring a total of $5 million of expenditures on exploration and related work on or before December 31, 2006. The Company is required to incur a minimum of $1,000,000 of expenditures per calendar year to keep the option in good standing. These expenditures may be accelerated, at the Company’s option, and applied to future years’ expenditure requirements. The property is located in northeast Manitoba, Canada, and covers approximately 4,000 square kilometers.

As of February 28, 2003, the Company has advanced Falconbridge $1,500,000 of which $1,018,301 has been spent on exploration activities.

Labrador Regional Exploration

On December 6, 2001, the Company entered into an agreement with Falconbridge whereby the two companies will jointly explore for nickel, copper and cobalt throughout Labrador not including the South Voisey Bay properties. In order to keep the agreement in good standing, each company shall contribute at least $200,000 per year, of which at least $150,000 will be allocated to regional reconnaissance exploration outside of any acquired properties. The agreement expires on December 31, 2003 but may be renewed for further one-year periods if mutually agreed to by the companies.

As of February 28, 2003, the Company has expended $241,518 on general geology, geophysics and geochemistry. This amount has been charged to operations. The Company and Falconbridge have not staked any claims and have not acquired any properties under this agreement.

			Northern
	SVB Nickel	Commander	Abitibi
Property Acquisition Costs	Claims	Claims	Claims	Total

Balance at February 28, 2001	$ 1,933,441	$ 438,500	$ 212,000	$ 2,583,941
Common shares issued for property	18,400	-	-	18,400
Staking and recording fees	41,100	-	-	41,100

Balance at February 28, 2002	1,992,941	438,500	212,000	2,643,441
Refund of staking and recording fees	(39,800)	-	-	(39,800)

Balance at February 28, 2003	$ 1,953,141	$ 438,500	$ 212,000	$ 2,603,641

9.    Share Capital

(a)    Authorized: 100,000,000 common shares without par value

(b)    Issued and outstanding:

	Number of
	Shares	Amount

Balance at March 1, 1994	2,315,864	$ 748,288
Cash	950,000	190,000

Balance at February 28, 1995	3,265,864	938,288
Cash	5,237,000	2,407,370
Exercise of warrants	950,000	237,501
Mineral properties	425,000	326,750
Finder's fee	77,898	107,499

Balance at February 29, 1996	9,955,762	4,017,408
Cash	1,000,000	1,588,750
Exercise of warrants	656,312	284,020
Mineral properties	365,000	607,750
Finder's fee	35,000	63,350

Balance at February 28, 1997	12,012,074	6,561,278
Cash	9,598,000	9,855,150
Exercise of warrants	5,893,224	5,892,915
Exercise of options	1,245,459	1,343,527
Mineral properties	340,000	487,800

Balance at February 28, 1998	29,088,757	24,140,670
Cash	7,000,000	3,654,077
Exercise of warrants	1,480,000	1,150,000
Exercise of options	220,900	292,090
Mineral properties	400,000	728,500

Balance at February 28, 1999	38,189,657	29,965,337
Cash	3,750,000	1,350,000
Exercise of warrants	535,000	86,250
Exercise of options	525,000	132,300
Mineral properties	25,000	24,750

Balance at February 29, 2000	43,024,657	31,558,637
Exercise of warrants	400,000	68,000
Exercise of options	1,600,000	240,000
Mineral properties	200,000	22,000

Balance at February 28, 2001	45,224,657	$ 31,888,637

9.    Share Capital (cont’d)

(b)    Issued and outstanding:

	Number of
	Shares	Amount

Balance at February 28, 2001	45,224,657	$ 31,888,637
Exercise of options	3,234,500	323,450
Mineral properties	170,000	18,400

Balance at February 28, 2002	48,629,157	32,230,487
Exercise of options	2,118,050	217,805
Exercise of warrants	1,666,667	200,000
Private placements (c)	15,841,667	3,323,300

Balance at February 28, 2003	68,255,541	$ 35,971,592

(c)    During the year ended February 28, 2003, the Company completed the following private placements:

(i)    The Company issued 4,000,000 common shares at $0.40 per share for gross proceeds of $1,600,000. Along with the common shares, the company issued 4,000,000 share purchase warrants entitling the holder to purchase one additional common share at $0.44 per share expiring on June 4, 2004. Of the 4,000,000 common shares and warrants, 1,325,000 are flow-through. For income tax purposes, the subscription funds of $530,000 relating to the flow-through shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. As at February 28, 2003, the $530,000 flow-through funds have been spent and renounced to the subscribers.

(ii)    The Company issued 1,666,667 common shares at $0.45 per share for gross proceeds of $750,000 less commission of $56,800. Along with the common shares, the company issued 1,666,667 share purchase warrants entitling the holder to purchase one additional common share at $0.70 per share if exercised by July 8, 2003 and $0.80 per share if exercised by July 8, 2004.

The Company re-priced 1,666,667 warrants, expiring July 8, 2004, to $0.12 per share. Also, if the trading price of the Company’s shares exceeded $0.15 for ten consecutive trading days, the exercise period would be shortened to 30 days. This forced exercise provision came into effect during the Company’s fourth quarter and the expiry date of the warrants was changed to February 17, 2003. All of the warrants were exercised before this date.

(iii)    The Company issued 10,000,000 common shares at $0.10 per share for gross proceeds of $1,000,000. Along with the common shares, the company issued 10,000,000 share purchase warrants entitling the holder to purchase one additional common share at $0.12 per share expiring on December 18, 2004. Of the 10,000,000 common shares and warrants, 4,650,000 are flow-through. For income tax purposes, the subscription funds of $465,000 relating to the flow-through shares will be applied towards carrying out exploration activities on the Company’s Stephens Lake and Labrador Regional projects and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. As at February 28, 2003, the $465,000 flow-through funds have not been spent but they have been renounced to the subscribers as at December 31, 2002.

9.    Share Capital (cont’d)

(iv)    The Company issued 175,000 common shares at $0.20 per share for gross proceeds of $35,000 less costs of $4,900. Along with the common shares, the company issued 175,000 share purchase warrants entitling the holder to purchase one additional common share at $0.21 per share expiring on January 9, 2005. All of the 175,000 common shares and warrants are flow-through. For income tax purposes, the subscription funds of $35,000 relating to the flow-through shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. As at February 28, 2003, the $35,000 flow-through funds have not been spent but they have been renounced to the subscribers as at December 31, 2002.

(d)    As at February 28, 2003, warrants exercisable and outstanding are as follows:

	Exercise
Expiry Date	Price	Number

June 4, 2004	$0.44	4,000,000
December 18, 2004	$0.12	10,000,000
January 9, 2005	$0.21	175,000

		14,175,000

(e)    The Company has one fixed stock option plan ("The 2002 Stock Option Plan"). Under The 2002 Stock Option Plan, the Company may grant options to directors, officers, employees, dependent contractors or consultants. The number of options outstanding at any time may not be more than 10,720,898. The exercise price associated with each grant of options is determined by the Company and is subject to approval from the TSX Venture Exchange. The maximum term of each option’s life is 10 years. The options vest immediately upon the day they are granted. The following table summarizes the Company’s stock options:

		Weighted-average	Weighted-average
	Shares	exercise price	remaining life (years)

Balance at February 28, 2001	8,661,448	$0.10	8.2
Granted	3,542,500	0.24	9.0
Exercised	(3,234,500)	0.10
Cancelled	(45,000)	0.10

Balance at February 28, 2002	8,924,448	0.16	8.3
Granted	4,152,000	0.22(i)	7.6
Exercised	(2,118,050)	0.10
Expired	(43,540)	0.10
Cancelled	(300,000)	0.31

Balance at February 28, 2003	10,614,858	$0.15	7.6

(i)     During the year ended February 28, 2003, the exercise price on 2,860,000 options was changed to $0.12 (note 10).

9.    Share Capital (cont’d)

As at February 28, 2003, stock options exercisable and outstanding are as follows:

	Exercise
Expiry Date	Price	Number

February 13, 2004	$0.12	100,000
April 3, 2004	$0.12	500,000
August 22, 2004	$0.25	150,000
November 14, 2004	$0.12	300,000
February 3, 2008	$0.10	184,000
July 14, 2008	$0.10	363,000
November 22, 2008	$0.10	255,000
November 16, 2009	$0.10	1,255,443
February 1, 2011	$0.10	1,212,915
August 10, 2011	$0.10	832,500
January 16, 2012	$0.12	2,260,000
June 16, 2012	$0.33	500,000
June 16, 2012	$0.43	1,002,000
November 14, 2012	$0.12	1,700,000

		10,614,858

10.    Stock-based Compensation

The Company uses the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the year ended February 28, 2003, the Company incurred $116,560 of stock compensation cost, which was recorded as an expense and contributed surplus, as follows:

	Number	Market	Exercise	Intrinsic	Compensation
Date of Grant	Granted	Price	Price	Value	Cost

April 4, 2002	500,000	$0.38	$0.28	$0.10	$ 50,000
June 17, 2002	500,000	$0.43	$0.33	$0.10	50,000
February 3, 2003	184,000	$0.19	$0.10	$0.09	16,560

					$ 116,560

There were no stock options granted to non-employees during the period.

If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the cost of the options granted during the year ended February 28, 2003 would have been estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions for each grant:

10.    Stock-based Compensation (cont’d)

		Expected	Risk-free				Pro Forma
	Number	Life	Interest	Expected	Dividend	Fair	Compensation
Date of Grant	Granted	(years)	Rate	Volatility	Yield	Value	Cost

April 4, 2002	500,000	2	2.75%	99.50%	0.00%	$0.23	$ 115,000
June 17, 2002	500,000	10	5.37%	113.21%	0.00%	$0.41	205,000
June 17, 2002	1,002,000	10	5.37%	113.21%	0.00%	$0.40	400,800
August 23, 2002	150,000	2	3.50%	99.50%	0.00%	$0.13	19,500
November 15, 2002	1,700,000	10	5.09%	113.21%	0.00%	$0.11	187,000
November 15, 2002	300,000	2	3.34%	99.50%	0.00%	$0.06	18,000
1 November 15, 2002	2,260,000	9.2	5.09%	113.21%	0.00%	$0.11	248,600
2 November 15, 2002	100,000	1.25	2.09%	88.33%	0.00%	$0.05	5,000
3 November 15, 2002	500,000	1.42	2.37%	99.50%	0.00%	$0.02	10,000
February 3, 2003	184,000	5	4.32%	113.21%	0.00%	$0.17	31,280

Total fair value compensation cost							1,240,180
Less: intrinsic value compensation cost							(116,560)

Additional compensation cost							$ 1,123,620

1 2,260,000 options were repriced on November 15, 2002 to $0.12 from $0.28
2 100,000 options were repriced on November 15, 2002 to $0.12 from $0.32
3 500,000 options were repriced on November 15, 2002 to $0.12 from $0.28

If the Company had used the fair value based method, pro forma loss would have amounted to $3,988,842 (an increase of $1,123,620) and pro forma loss per share would have been $0.07 (an increase of $0.02) for the year ended February 28, 2003.

11.    Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the year:

	2003	2002

Management fees	$ 542,000	$ 304,000
Interest income	$ 30,800	$ 34,143
Marketable securities	$ -	$ 3,525
Investments	$ 61,625	$ 57,991
Accounts payable	$ -	$ 25,680

12.    Supplementary Cash Flow Information

	2003	2002

Change in non-cash operating working capital items
Amounts receivable	$ 9,571	$ (17,131)
Advances for exploration	(130,833)	(349,340)
Deposits and prepaid expenses	1,076	3,210
Accounts payable and accrued liabilities	115,335	79,357

	$ (4,851)	$ (283,904)

Non-cash financing and investing activities
Marketable securities transferred to investments	$ 3,525	$ -
Common shares issued for acquisition of mineral properties	$ -	$ 18,400

13.    Income Taxes

The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rate to the loss before income taxes. The reasons for this difference and the related tax effect are as follows:

	2003	2002

		(restated - note3)
Canadian basic statutory tax rate	39.3%	44.6%

Potential income tax recovery based on reported loss	$ 1,126,032	$ 488,452
Unrecognized tax losses	(697,265)	(423,446)
Temporary differences not recognized during the year	(5,830)	(5,560)
Permanent and other differences	(422,937)	(59,446)

	$ -	$ -

The Company has accumulated non-capital losses of approximately $6,400,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2010. Also, the Company has approximately $4,000,000 of capital losses and $13,300,000 of Canadian resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the company’s future tax assets and liabilities are as follows:

13.    Income Taxes (cont’d)

	2003	2002

		(restated - note 3)
Canadian basic statutory tax rate	39.3%	44.6%
Future income tax assets
Tax value of resource properties in excess of book value	$ 5,208,762	$ 5,849,571
Non-capital losses carried forward	2,506,234	2,443,712
Capital losses carried forward	1,588,888	1,803,165
Tax value of property, plant and equipment in excess of book value	59,727	58,537
Valuation allowance for future income tax assets	(9,363,611)	(10,154,985)

Net future income tax assets	-	-
Future income tax liabilities	-	-

Future income tax assets	$ -	$ -

       Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has a 100% valuation allowance against its potential future income tax assets.

14.    Subsequent Events

Subsequent to February 28, 2003, the Company:

(a)    issued 1,525,000 shares for proceeds of $183,000 pursuant to the exercise of warrants.

(b)    cancelled 265,417 stock options at a price of $0.43 share and cancelled 40,000 stock options at a price of $0.10 per share. The Company issued 400,000 stock options exercisable at a price of $0.155 per share for a period of two years.

(c)    advanced $780,000 to Knight in order to complete its private placement investment in Knight of 8,000,000 common shares at $0.10 per share as discussed in note 7. Knight issued a further 11,950,000 common shares in two separate private placements on May 13, 2003. The Company, as a result of these issuances, holds approximately 28% of the outstanding common shares of Knight at 8,160,750 common shares.   This investment will be accounted for using the equity method in the first quarter of the 2004 fiscal year; and

(d)    received proceeds on the convertible debenture (note 7) owing from Knight was repaid in full including $31,556 in accrued interest.

DONNER MINERALS LTD.
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian Dollars)

	Year ended	Year ended
	February 28,	February 28,
	2003	2002

SVB Nickel Claims
Expediting, general labour and supplies	$ 1,077	$ 1,607
Geology	-	4,000
Technical consulting and management fees	-	196,312

	1,077	201,919

Commander Claims
Technical consulting and management fees	-	4,782

Northern Abitibi Claims
Technical consulting and management fees	-	4,781

Stephens Lake Claims
Geology	37,641	660
Geophysics	980,660	-
Government grants	(92,679)	-
Technical consulting and management fees	-	10,625

	925,622	11,285

Labrador Regional Exploration
Geochemistry	121,759	-
Geology	108,227	-
Geophysics	11,532	-

	241,518	-

	$ 1,168,217	$ 222,767

DONNER MINERALS LTD. Schedule B Supplementary Information For the Year Ended February 28, 2003
1.    Analysis of expenses and deferred costs

Please see the financial statements for a breakdown of deferred mineral property acquisition costs and exploration expenditures.

Administration and Management fees:

Management fees	$ 540,500
Accounting	68,000
Secretarial	27,200
General office administration	40,800

$ 676,500

Professional fees:

Legal fees	$ 58,417
Audit fees	26,300
Taxation services	22,250

$ 106,967
2.    Related party transactions

Please see the financial statements for a breakdown of the related party transactions.

3.    a)    Securities issued during the period

Date of		Type of				Type of	Commission
Issue	Type of Security	Issue	Number	Price	Proceeds	Consideration	Paid

04-Mar-02	Common shares	Options	126,100	$0.10	$12,610	Cash	$0
07-Mar-02	Common shares	Options	400,000	$0.10	$40,000	Cash	$0
15-Apr-02	Common shares	Options	50,000	$0.10	$5,000	Cash	$0
17-May-02	Common shares	Options	220,000	$0.10	$22,000	Cash	$0
24-May-02	Common shares	Options	227,000	$0.10	$22,700	Cash	$0
27-May-02	Common shares	Options	150,500	$0.10	$15,050	Cash	$0
28-May-02	Common shares	Options	334,450	$0.10	$33,445	Cash	$0
31-May-02	Common shares	Options	250,000	$0.10	$25,000	Cash	$0
04-Jun-02	Common shares	Options	50,000	$0.22	$11,000	Cash	$0
		Private
7-Jun-02	Common shares	Placement	4,000,000	$0.40	$1,600,000	Cash	$0
25-Jun-02	Common shares	Options	60,000	$0.10	$6,000	Cash	$0
27-Jun-02	Common shares	Options	50,000	$0.10	$5,000	Cash	$0
		Private
17-Jul-02	Common shares	Placement	1,666,667	$0.45	$750,000	Cash	$56,800
20-Aug-02	Common shares	Options	100,000	$0.10	$10,000	Cash	$0
		Private
20-Dec-02	Common shares	Placement	10,000,000	$0.10	$1,000,000	Cash	$0
08-Jan-03	Common shares	Warrants	277,776	$0.12	$33,333	Cash	$0
09-Jan-03	Common shares	Warrants	133,334	$0.12	$16,000	Cash	$0
		Private
10-Jan-03	Common shares	Placement	175,000	$0.20	$35,000	Cash	$0
13-Jan-03	Common shares	Warrants	88,888	$0.12	$10,667	Cash	$0
14-Jan-03	Common shares	Warrants	277,778	$0.12	$33,333	Cash	$0
20-Jan-03	Common shares	Warrants	138,890	$0.12	$16,667	Cash	$0
21-Jan-03	Common shares	Warrants	155,556	$0.12	$18,667	Cash	$0
05-Feb-03	Common shares	Warrants	222,222	$0.12	$26,667	Cash	$0
11-Feb-03	Common shares	Warrants	38,889	$0.12	$4,667	Cash	$0
17-Feb-03	Common shares	Warrants	277,778	$0.12	$33,333	Cash	$0
19-Feb-03	Common shares	Options	100,000	$0.10	$10,000	Cash	$0
27-Feb-03	Common shares	Warrants	55,556	$0.12	$6,667	Cash	$0

b)     Options granted during the period

Date of			Exercise	Expiry
Grant	Number	Name	Price	Date

04-Apr-02	500,000	Employees	$0.28	03-Apr-04
17-Jun-02	425,000	Harvey Keats	$0.43	16-Jun-12
17-Jun-02	425,000	David Patterson	$0.43	16-Jun-12
17-Jun-02	152,000	Employees	$0.43	16-Jun-12
17-Jun-02	500,000	Employees	$0.33	16-Jun-12
23-Aug-02	150,000	Employees	$0.25	22-Aug-04
15-Nov-02	580,000	Harvey Keats	$0.12	14-Nov-12
15-Nov-02	215,000	Kerry Sparkes	$0.12	14-Nov-12
15-Nov-02	150,000	Andrew Stewart	$0.12	14-Nov-12
15-Nov-02	130,000	David Patterson	$0.12	14-Nov-12
15-Nov-02	100,000	Rex Gibbons	$0.12	14-Nov-12
15-Nov-02	525,000	Employees	$0.12	14-Nov-12
15-Nov-02	300,000	Employees	$0.12	14-Nov-02

4.    a)     Authorized share capital

100,000,000 common shares without par value

b)    Issued and outstanding share capital

68,255,541 shares at a recorded value of $35,971,592

c)     Options, warrants and convertible securities

		Exercise/
Type of		Exercise
Security	Number	Price	Expiry Date

Options	184,000	$0.10	February 2, 2003
Options	363,000	$0.10	July 14, 2008
Options	255,000	$0.10	November 22, 2008
Options	1,255,443	$0.10	November 16, 2009
Options	1,212,915	$0.10	February 1, 2011
Options	832,500	$0.10	August 10, 2011
1 Options	2,260,000	$0.12	January 16, 2012
2 Options	100,000	$0.12	February 13, 2004
3 Options	500,000	$0.12	April 3, 2004
Options	500,000	$0.33	June 16, 2012
Options	1,002,000	$0.43	June 16, 2012
Options	150,000	$0.25	August 22, 2004
Options	300,000	$0.12	November 14, 2004
Options	1,700,000	$0.12	November 14, 2012
Warrants	4,000,000	$0.44	June 4, 2004
Warrants	10,000,000	$0.12	December 18, 2004
Warrants	175,000	$0.21	January 9, 2005
1 2,260,000 options were repriced on November 15, 2002 from $0.28 to $0.12
2 100,000 options were repriced on November 15, 2002 from $0.32 to $0.12
3 500,000 options were repriced on November 15, 2002 from $0.28 to $0.12

d)    Number of shares subject to escrow or pooling agreements

None

5.    Directors and officers of the Company

David Patterson    Director and CEO
Harvey Keats    Director and President
Kerry Sparkes    Director
Rex Gibbons    Director
Andrew Stewart    Secretary

Principal Activity of the Company

Donner Minerals Ltd. is a mineral exploration company with a project in the South Voisey Bay area of Labrador, Newfoundland and a project in the Stephens Lake area of Manitoba. The Company’s partners in the South Voisey Bay Project ("SVB Project") include Falconbridge Limited ("Falconbridge"), Teck Cominco and various junior resource exploration companies. The Company’s partner in the Stephen’s Lake Project is Falconbridge. The Company is also carrying out regional exploration in Labrador with Falconbridge as part of the Labrador Regional Project.

South Voisey Bay Project, Labrador

The South Voisey Bay Project is the Company’s most advanced exploration project and is located 90 km south of Inco’s Voisey’s Bay deposits. The South Voisey Bay Project covers approximately 650 square kilometres in which the Company has varying interests ranging from 52% to 77%.

Exploration work on the South Voisey Bay Project is currently being carried out by Falconbridge who has an option to earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration, over 5 years.

The 2002 program, which began in early July was completed in October and consisted of: 1,980 metres of drilling; 19 line km of new grid and re-established 160 line km of old grid; 166 line km of surface data from 8 UTEM surface loops; 47 line km of gravity surveys at 400 meter centers; detailed geological mapping of all the surface loops. The Company has summarized the 2002 program in detail in a news release dated October 30, 2002.

The 2002 program was successful in explaining the high conductance UTEM anomalies identified in previous surveys. It is clear from the drilling in 2002 and from previous programs, that nickel grades and nickel tenors (nickel in 100% sulphides) are quite variable over the South Voisey Bay Project. The higher nickel grades and nickel tenors provide encouragement that there is potential for substantial accumulations of nickel sulphides of economic importance.

In April 2003, a 2,200 line kilometre MegaTEM survey was begun on the eastern half of the South Voisey Bay Project. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey. The survey was designed to detect conductors to a depth of 300 to 400 metres on a virtually unexplored portion of the property, which has only been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey. This portion of the property is prospective for nickel sulphides associated with blind olivine gabbro intrusive bodies and related feeder systems.

In early June, the Company announced that the interpretation of the deep penetrating airborne MegaTEM survey over the South Voisey Bay Project had been completed.

The survey identified nine conductive trends which are currently subject to geological and geophysical ground follow-up to select and accurately locate targets for diamond drilling.

In the North Gabbro area, on ground held by SVB Nickel Company Ltd. (‘SVBN’), Donner/Northern Abitibi, Donner/Commander and SVBN/Pallaum, there are six conductive trends that have been identified by the MegaTEM survey. The ground geophysical follow-up will consist of widely spaced AMT electromagnetic (‘EM’) ground geophysics to be followed by large loop EM surveys. The ground follow-up will be in the general area of the highest grades and nickel tenors intersected on the SVB Project to date.

Three conductive trends, on strike with known gabbros, have been identified by the MegaTEM survey in the South Gabbro area on ground held entirely by SVBN. Ground geophysical follow-up will consist of large loop EM surveys.

In addition, three conductive trends on the eastern portion of the SVBN property and one on the northern portion of the SVBN property, have been selected for follow-up in the field prior to a decision to carry out ground geophysics.

High priority anomalies will be selected for diamond drilling.

The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge had spent approximately $2.3 million by the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

Labrador Regional Project

The Labrador Regional Project is a joint venture between Donner and Falconbridge to explore for nickel-copper-cobalt deposits in Labrador outside of the Voisey’s Bay and South Voisey Bay areas. Under the Labrador Regional Agreement, the partners have agreed to each spend a minimum of $200,000 per year, over a two-year period. Any properties acquired will form part of a Joint Venture in which both Donner and Falconbridge will have a 50% interest.

Donner and Falconbridge believe that areas of Labrador, other than Voisey’s Bay and South Voisey Bay, have the potential to host Voisey’s Bay like deposits. Many areas of Labrador were underexplored during the Voisey’s Bay staking rush, when the details of the Voisey’s Bay model were not available. The purpose of the Labrador Regional Agreement is to combine the ideas and expertise of Donner and Falconbridge to realize this potential.

In the first year of the agreement, a field program consisting of geochemical, geological and geophysical surveys, and property evaluation was carried out in July and August 2002. Donner and Falconbridge are carrying out follow-up work on areas of interest identified by the 2002 program. As of the date of this report, the results of this work have not resulted in the acquisition of any ground.

Stephens Lake Project, Manitoba

The Stephens Lake Project covers approximately 3,700 square kilometers and 110 kilometers of strike length along the newly interpreted extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world. The interpreted extension is known as the Stephens Lake Belt. Donner has the option to earn a 50% participating joint venture interest in the Stephens Lake Project by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 2006.

The nickel deposits in the Thompson Nickel Belt are magnetic and conductive and appear as coincident magnetic highs and conductors on magnetic and electromagnetic surveys. Consequently, in the spring of 2002 a 9,500 line kilometre GEOTEM geophysical survey was flown over the Stephens Lake Project. Ten priority target areas identified from the GEOTEM survey were followed up with ground magnetic and electromagnetic surveys in late 2002.

The deposits in the Thompson Nickel Belt occur where ultramafic rocks interact with sulphide iron formation. The ultramafic rocks provide the nickel and the sulphide iron formation provides the sulphur required to form the nickel sulphide deposits in the Thompson model.

In March 2003, three holes, totalling 992 metres were drilled in the initial phase of the 2003 Stephens Lake exploration program. Significantly, one of the holes intersected 72 metres of sulphide iron formation, a key ingredient in the Thompson Nickel Belt model. The other key ingredient, ultramafic rocks, was intersected in early 2002 by a previous owner exploring for diamonds on ground that is now part of the Stephens Lake Project.

While nickel and copper assays were not significant, the discovery of sulphide iron formation and the occurrence of ultramafic rocks on the property reinforces the interpretation that the Stephens Lake Belt is the extension of the Thompson Nickel Belt, and confirms the potential for nickel sulphide deposits similar to Thompson.

The EM conductors in the other two holes were explained by the intersection of graphitic sediments. The holes were widely spaced over a 50 kilometre strike length of the Stephens Lake Belt and were drilled on separate geophysical targets.

In May 2003, Falconbridge arranged for a Thompson Nickel Belt expert from the Manitoba Geological Survey to examine all of the drill core from the 2003 drill program and all of the core from the 2002 drill program where the ultramafic rocks were intersected. The stratigraphy intersected at Stephens Lake is being compared with the stratigraphy which hosts the Thompson deposits.

A follow-up 2003 program is currently being designed. A large portion of the current land position, now totaling approximately 4,000 square kilometres, was not covered in the 2002 GEOTEM survey. Additional airborne and ground geophysics will be required to generate targets for future drilling.

As of February 28, 2003, the Company has advanced Falconbridge $1,500,000 for Stephens Lake exploration and has therefore met its commitment to spend $1,000,000 on the Stephens Lake Property by December 31, 2002. In order to keep the option in good standing, the Company is required to spend $1,000,000 on exploration during the 2003 calendar year.

On October 30, 2002, the Company reported that Falconbridge had credited an anticipated $150,000 grant from the Manitoba Government to the Company’s contribution to the Stephens Lake Project. The actual amount of the grant was $92,679 which was received during the fourth quarter of fiscal 2003.

West Raglan/Knight Resources Ltd. Investment

On January 24, 2003, the Company announced that it had subscribed for, through a private placement, 8,000,000 units of Knight Resources Ltd. ("Knight") at a total cost to the Company of $800,000. Each unit is comprised of one common share of Knight and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.15 until March 25, 2005.

The Company has taken this interest in Knight in order to have a significant exposure to, and indirect interest in, Anglo American (Canada) Exploration Limited’s ("Anglo American") West Raglan Project. In January 2003, Knight had entered into an Option Agreement with Anglo American to earn a 49% interest in the West Raglan Project (see Knight news release dated January 24, 2003 for terms of the option earn-in).

The West Raglan Project, located in Northern Quebec, is comprised of 1,754 contiguous map-staked claims covering approximately 72,000 hectares of the western part of the Cape Smith Belt.

The northern portion of the Cape Smith Belt, known as the Raglan Horizon, hosts Falconbridge’s Raglan deposits, which are estimated to contain a total of 25 million tonnes averaging 2.8% nickel, 0.8% copper and significant platinum group elements and cobalt.

The southern portion of the Cape Smith Belt, referred to here as the Expo-Ungava Horizon, hosts the Expo-Ungava deposit and the Mesamax occurrence.

The eastern edge of the West Raglan Project is located approximately 80 kilometers west of Falconbridge’s Katinniq mine. The West Raglan Project covers over 70 kilometers of the prospective Raglan horizon and 65 km of the prospective Expo-Ungava horizon, as confirmed by Anglo American’s 2002 field program.

The West Raglan Project has never been surveyed with a deep penetrating airborne electromagnetic survey, and there is no evidence of any prior diamond drilling on the Project.

The 2003 program began with a 4,500 line kilometre, deep penetrating SPECTREM airborne electromagnetic (‘EM’) and magnetic survey. Preliminary interpretation of the airborne survey has identified numerous high priority EM targets throughout the property, coincident with known ultramafic rocks and with magnetic anomalies interpreted as ultramafic rocks. Target depths are interpreted to be shallower than originally anticipated, which will increase the number of holes to be drilled in the planned 2,000 metre 2003 drill program.

Geological, geophysical and geochemical work is currently underway in preparation for diamond drilling which is expected to begin by the end of July.

As a result of the Company’s private placement in Knight, and a second placement that Knight carried out, the Company holds approximately 28% of Knight’s issued and outstanding common shares.

Operating Results

The Company incurred a loss of $2,865,222 (2002 - $1,094,693). The Company’s loss per share was $0.05 for 2003 compared to a loss per share of $0.02 for 2002.

Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having a commercial body of ore will be capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

The new policy is consistent with current reporting practices in the mining industry and, accordingly, management believes the change is appropriate for the Company. This change, which has been applied retroactively with restatement of prior years, increased net loss for the year by $926,699 (2002 - $222,767) and loss per share by $(0.02) (2002 - $Nil) and as at February 28, 2003 increased advances for exploration by $480,173 and deficit by $13,531,230, decreased mineral properties by $16,557,177 and non-controlling interest by $2,544,910.

The Company expended $925,622 (net of $92,679 received in the form of government grants) on its Stephens Lake Project (2002 - $11,285) and $241,518 on its Labrador Regional Project (2002 - $nil). The Company expended only $1,077 (2002 - $211,482) on its South Voisey Bay properties because Falconbridge is incurring the bulk of the exploration costs in order to earn a 50% interest in the South Voisey Bay Project. The Company has spent $241,518 (2002 - $nil) on general exploration pursuant to the Labrador Regional Project (see above).

Effective March 1, 2002, the Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments . This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.
Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased, the excess of consideration paid over the carrying amount of the stock option is charged to deficit.
Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

The Company recorded stock-based compensation of $116,560 (2002 - $nil) for 2003. The Company follows the intrinsic value based method of accounting for stock based awards. The expense is the result of granting stock options to certain employees with exercise prices less than the market price of the stock on the day of grant. This is a non-cash transaction.

If the Company had used the fair value based method, pro forma loss would have amounted to $3,988,842 (an increase of $1,123,620) and pro forma loss per share would have been $0.07 (an increase of $0.02) for the year ended February 28, 2003.

Most of the line items on the 2003 statement of operations have increased significantly in 2003 as a result of increased exploration and business activity.

Promotion has increased by $197,205 due to Management travelling throughout Canada and Europe promoting the new exploration being carried out on the Company’s projects. The Company revised and updated its internet web site and printed significantly more promotional material. Management attended several additional mining and investment conferences during the 2003 fiscal year compared to 2002. Incurring these extra costs have resulted in the Company raising net proceeds of $3,323,300 (see below) in order to fund future exploration programs and for general working capital.

The Company’s filing fees and transfer agent fees more than doubled to $29,953 during 2003 compared to 2002. These fees have increased because more shares were issued from treasury during 2003, the Company filed its 2001 and 2002 Annual Information Form, and the Company paid four separate TSX Venture Exchange private placement filing fees.

The Company’s administration and management fees were $676,500 during 2003 compared to $244,500 for 2002. However, during 2002, the Company charged $222,500 of management fees to the exploration properties. This was done because Management had spent a considerable amount of time reorganizing and evaluating the properties in order to attract third party exploration on the properties. The Company paid $230,000 (2002 - $160,000) to the President, $192,000 (2002 - $24,000) to the CEO and $120,000 (2002 - $120,000) to the exploration manager for management and technical services.

The Company paid an arms-length private company $136,000 (2002 - $163,000) for accounting, secretarial and general administrative services and paid the same company $48,000 (2002 - $12,000) for rent. The rent has increased in 2002 because the Company has increased the amount of office space that it is using.

The Company has earned less interest income in 2003 because of lower interest rates and less cash on hand throughout most of the year compared to 2002.

The Company wrote down the carrying value of the convertible debenture investment by $43,254 during the second quarter ended August 31, 2002. The value of the underlying shares of the convertible debenture declined significantly over the six month period ending August 31, 2002 and thus necessitated a write down of the carrying value. Due to the events discussed above in regards to the Company’s investment in Knight Resources, the convertible debenture plus accrued interest was repaid in full subsequent to the year end and before the date of this report.

The Company has accrued capital taxes in the amount of $159,412 (2002 - $nil). This amount has been included in the office and miscellaneous line item on the statement of operations. This amount relates to federal large corporate tax and British Columbia capital tax on the Company’s net assets. It is anticipated that the Company will not owe any tax for fiscal 2004 and beyond due to the elimination of the British Columbia capital tax and the increased threshold of the federal large corporate tax.

Liquidity and Capital Resources

The Company’s working capital position at February 28, 2003 was $2,561,943 compared to $1,547,524 at February 28, 2002. The increase in working capital is mainly due to the Company receiving $3,741,105 through the issuance of shares upon the exercise of stock options, warrants and private placement proceeds.

During the year, the Company issued 15,841,667 common shares for net proceeds of $3,323,300 pursuant to private placements, 2,118,050 common shares for proceeds of $217,805 pursuant to exercise of stock options and 1,666,667 common shares for proceeds of $200,000 pursuant to the exercise of warrants.

Of the total amount of funds raised through private placements, $1,030,000 was raised pursuant to the issuance of flow-through shares. As at February 28, 2003, the Company has spent approximately $530,000 on Canadian Exploration Expenditures and expects to spend the remainder of the flow-through funds on Canadian Exploration Expenditures during the rest of the 2003 calendar year.

Subsequent to the fiscal 2003, the Company completed its $800,000 investment in Knight Resources Ltd. The Company has allocated $100,000 for its remaining calendar 2003 contribution to the Labrador Regional Project. The Company has also allocated $500,000 for its remaining calendar 2003 option earn-in requirement for the Stephens Lake Project.

It is anticipated that the Company will have the necessary funds available to meet its fiscal 2004 operating costs and its calendar 2003 exploration commitments.

The Company believes that the operating expenditures for 2004 will be comparable or less than 2003.

Investor Relations

The Company responded to shareholder inquiries and used the services of Holtermann and Team for investor relations work in Germany for the months of April and May 2002. The Company paid Holtermann $24,049 during the year. Holtermann & Team no longer provide services to the Company. In addition to the services provided by Holtermann & Team, the Company expended considerable efforts in reaching a wider audience in Germany and expanding awareness of the Company's Frankfurt Stock Exchange listing. In March 2002, the Company participated in, and had a booth at, the Prospector and Developers Association Conference (‘PDAC’) in Toronto. In March 2002, the Company, together with Falconbridge and Noranda Inc., hosted a luncheon presentation at Canada House in London, UK. During the year, the Company also participated, and had a booth at two investment conferences in Vancouver. The Company hosted luncheon presentations in numerous European cities in September 2002.

Subsequent to the year, in March 2003 the Company participated, and had a booth at the PDAC in Toronto, and at investment conferences in Montreal and Vancouver. In April 2003, the Company entered into an agreement with Rock Marketing Inc., whereby Rock will provide Investor Relations services for an initial term of 6 months. Rock will focus on servicing the Company’s European shareholders, bringing greater attention to the Company’s Frankfurt Stock Exchange listing, and introducing and presenting the Company to interested investors. The Company has agreed to pay Rock $5,000 per month.